Manually Executed


13002863

SEC Mail Processing Section

JUN 27 2013

Washington DC
403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission file number: 1-33335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TWC SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Cable Inc.
60 Columbus Circle
New York, New York 10023

Exhibit Index at page 42

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

TWC Savings Plan
Years Ended December 31, 2012 and 2011
with Report of Independent Registered Public Accounting Firm

TWC Savings Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2012 and 2011

Contents



ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

Administrative Committee
TWC Savings Plan

We have audited the accompanying statements of net assets available for benefits of TWC Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012 and loans or fixed income obligations in default or classified as uncollectible as of December 31, 2012 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

New York, New York
June 21, 2013

TWC Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2012	December 31, 2011
	(In Thousands)	
Investments, at fair value:		
Commingled trust funds	$ 1,052,880	$ 830,662
Time Warner Cable Inc. common stock	68,885	46,837
Other common stocks	269,969	227,639
Synthetic investment contracts	273,056	230,621
Mutual funds	43,714	38,078
Bonds, notes and debentures	179	170
Cash, cash equivalents and other investments	50,483	70,152
Total investments, at fair value	1,759,166	1,444,159
Contributions receivable:		
Employing Company	1,431	1,248
Participants	2,437	2,110
Total contributions receivable	3,868	3,358
Notes receivable from participants	83,925	73,972
Other assets	1,236	1,876
Total assets	1,848,195	1,523,365
Total liabilities	(5,124)	(6,788)
Net assets available for benefits, at fair value	1,843,071	1,516,577
Adjustment from fair value to contract value for fully benefit-responsive synthetic investment contracts	(10,157)	(9,644)
Net assets available for benefits	$ 1,832,914	$ 1,506,933

See accompanying notes.

TWC Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,	
	2012	2011
	(In Thousands)	
Net assets available for benefits, at beginning of year	$ 1,506,933	$ 1,448,612
Changes in net assets available for benefits:		
Investment income, net of investment fees	7,362	5,464
Net realized and unrealized appreciation (depreciation) in the fair value of investments	200,382	(25,268)
Employing Company contributions, net of forfeitures	75,652	67,360
Participant contributions, including rollover contributions	173,912	129,461
Transfer in of plan assets from the NaviSite, Inc. Savings Plan	17,471	—
Participant loan interest income	3,283	3,190
Participant withdrawals	(150,563)	(120,127)
Administrative expenses	(1,518)	(1,759)
Net change in net assets available for benefits	325,981	58,321
Net assets available for benefits, at end of year	$ 1,832,914	$ 1,506,933

See accompanying notes.

TWC Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following is an abbreviated description of the TWC Savings Plan, as amended and restated effective as of January 1, 2012 (the "Plan"). More complete descriptions are provided in the TWC Savings Plan documents and the summary plan description.

General

Time Warner Cable Inc. ("TWC" or the "Sponsor") sponsors the Plan, which is a defined contribution plan with a 401(k) feature generally covering eligible employees of TWC Administration LLC and certain of TWC's other subsidiaries and affiliates (each, an "Employing Company" and, collectively, the "Employing Companies"). Until September 2011, Erie Telecommunications, Inc., then a related but non-controlled group member of TWC, was an Employing Company in the Plan. Generally, non-union and certain union employees of the Employing Companies with a minimum of three continuous months of employment are eligible to participate in the Plan. Eligible participants in the Plan begin to receive Employing Company matching contributions based on their contributions to the Plan ("Matching Contributions") upon working not less than 1,000 hours during the 12-consecutive month period following the participant's employment commencement date; otherwise, after the first calendar year in which a participant works not less than 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Plan Administration

The Plan administrator is a committee (the "Administrative Committee") appointed by the board of directors of TWC. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

Master Trust

The Plan is a participating plan in the Time Warner Cable Defined Contribution Plans Master Trust (the "Master Trust"). The Plan is the only participating plan in the Master Trust. For reporting purposes, the Master Trust's assets are reported as the Plan's assets. The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity"), pursuant to the Master Trust.

1. Description of the Plan (continued)

Plan Amendments

The Plan was amended and restated effective as of January 1, 2012 to incorporate Plan amendments made since January 26, 2011, the execution date of the previous amended and restated Plan, which incorporated various amendments previously made to the Plan to comply with certain U.S. Treasury regulations and requirements of the Internal Revenue Code of 1986, as amended (the "Code"). The amended and restated Plan was executed on May 15, 2012 (see Note 7).

Effective April 21, 2011, the Plan was amended in connection with TWC's acquisition of NaviSite, Inc. ("NaviSite") to exclude NaviSite as an Employing Company under the Plan and to credit employees of NaviSite with eligibility and vesting service for employment service with NaviSite on or after April 21, 2011. On June 7, 2012, the Plan was amended to include NaviSite as an Employing Company and to reflect the merger of the NaviSite, Inc. Savings Plan (the "NaviSite Plan") into the Plan (the "Plan Merger"). Effective June 8, 2012, NaviSite employees became eligible to participate in the Plan and were credited with eligibility and vesting service under the Plan for employment service on or after April 21, 2011. Further, the employment service immediately prior to April 21, 2011 of any employee of NaviSite who remained an employee of NaviSite as of April 21, 2011 was credited for purposes of eligibility to participate in the Plan. Employees of NaviSite are not eligible to receive Matching Contributions. In connection with the Plan Merger, on June 28, 2012, all of the NaviSite Plan assets with an aggregate value of $17.5 million, including participant loans of $0.3 million, were transferred into the Plan.

During 2011, the Plan was amended in connection with TWC's purchase of certain assets of CoBridge Broadband, LLC ("CoBridge") and Telecommunications Management, LLC ("Telecommunications Management"). Effective May 2, 2011 and December 6, 2011, certain transferred employees who became employed by TWC on such respective dates as part of the asset purchase transactions with CoBridge became eligible to participate in the Plan and were credited with eligibility and vesting service under the Plan for employment service with CoBridge. Effective November 1, 2011, certain hired employees who became employed by TWC as part of an asset purchase transaction with Telecommunications Management became eligible to participate in the Plan and were credited with eligibility and vesting service under the Plan for employment service with Telecommunications Management.

1. Description of the Plan (continued)

Plan Amendments (continued)

Effective as of February 29, 2012, the Plan was amended in connection with TWC's purchase of Insight Communications Company, Inc. ("Insight") to include Insight as an Employing Company under the Plan. Certain employees who became employed by TWC in connection with the purchase were credited with eligibility and vesting service under the Plan for employment service with Insight. In addition, such employees of Insight were offered a one-time opportunity to elect to roll over into the Plan any outstanding loan balances maintained in the Insight Communications Company, Inc. 401(k) Plan (the "Insight Plan"). Employees who elected to roll over outstanding loan balances were also required to roll over into the Plan a sufficient amount of their account balances in the Insight Plan to secure the outstanding loan. As a result, approximately $1.3 million in loan balances accompanied by applicable security, representing accounts of approximately 265 participants, were transferred into the Plan. These loan balance rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

On September 30, 2012, TWC and certain of its subsidiaries completed an internal reorganization to simplify its organizational structure. As part of the reorganization, the Plan was amended to include TWC Administration LLC, a wholly owned subsidiary of TWC, as an Employing Company under the Plan.

Contributions

Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of at least 2% to a maximum of 30% of a participant's eligible compensation (e.g., including base pay, overtime, shift differentials and commissions, but excluding bonuses, incentive compensation and severance), up to an annual limit prescribed by the Code. Participants who are "highly compensated employees," as defined in the Code ("HCEs"), are limited to a maximum contribution percentage of 7% of eligible compensation.

Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollover Contributions"). Rollover Contributions are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits. Rollover Contributions in 2012 include $25.4 million related to TWC's acquisition of Insight, including participant loans of $1.3 million.

1. Description of the Plan (continued)

Contributions (continued)

Matching Contributions equal 66.67% up to the first 10% (7% in the case of HCE's) of an eligible participant's eligible compensation contributed to the Plan. Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company Contributions ("Employing Company Contributions").

Each participant's account is credited with his/her participant contributions, Rollover Contributions, any Employing Company Contributions and any earnings or losses, as appropriate.

Vesting

Participant contributions, Rollover Contributions and the respective earnings thereon are fully vested. Employing Company Contributions and the earnings thereon generally vest based upon a number of full years of service within a period of service, as defined in the Plan, as follows:

Number of Full Years within Period of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Employing Company Contributions and earnings thereon also become fully vested upon a participant's termination of service due to death or disability, upon attainment of age 65, in the event of Plan termination or upon the complete discontinuance of contributions under the Plan.

Forfeitures

Forfeited contributions and earnings thereon are used to pay eligible Plan expenses and may be used to reduce future Employing Company Contributions to the Plan. Forfeitures for each of 2012 and 2011 were $1.5 million. The balances of forfeited non-vested accounts as of December 31, 2012 and 2011 were $0.4 million and $0.3 million, respectively, and are reflected in the Statements of Net Assets Available for Benefits. In 2012 and 2011, $1.0 million and $2.8 million, respectively, of the forfeiture balance were used to reduce Employing Company Contributions.

1. Description of the Plan (continued)

Participant Loans

Subject to certain restrictions, participants may periodically take loans from their accounts.

Participants may have a maximum of two loans outstanding at a time. Loans may be for a period of up to five years or, if for the purchase of a primary residence, a longer period of time up to 10 years as fixed by the benefits officer for repayment of the loan. Interest rates for loans originating under the Plan are fixed at the time of the loan at the prime rate plus 1%, as reported in the Wall Street Journal on the first day of the quarter in which the loan is requested. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set under the provisions of the plan from which the original loan was requested. Loans are valued at their unpaid principal balances plus any accrued but unpaid interest and are treated as transfers between the individual Investment Funds and the participant loan fund. As of December 31, 2012 and 2011, interest rates on outstanding participant loans ranged from 4.00% to 10.50% and from 4.25% to 10.50%, respectively.

Withdrawals

In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an "immediate and heavy financial need," as defined in the Plan. Hardship withdrawals are regulated under the Code and the regulations thereunder, and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Payment of Benefits

Generally, upon termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash, except for benefits distributed from the TWC Common Stock Fund, which, at the option of the participant, may be distributed in shares of common stock of TWC valued pursuant to the terms of the Plan. Fractional shares are paid in cash.

1. Description of the Plan (continued)

Investments

As of December 31, 2012 and 2011, the Investment Funds available under the Plan consisted of three core actively managed funds, two core index funds, nine target retirement date funds, the TWC Common Stock Fund and a mutual fund window (a self-directed brokerage account).

Participant contributions, Employing Company Contributions and Rollover Contributions may generally be invested in specific increments in the Investment Funds. Participants may transfer account balances among the Investment Funds. Plan participants are allowed to allocate up to 10% of their future contributions and transfer up to 10% of their total account balance into the TWC Common Stock Fund, limited to the extent that either (1) the amount invested in the TWC Common Stock Fund equals or exceeds 10% of the participant's total account balance immediately prior to the time of the desired allocation or (2) such transfer would cause the participant's account balance in the TWC Common Stock Fund to exceed 10% of the total account balance.

Plan Termination

TWC reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of Plan termination, all account balances will become 100% vested and the net assets of the Plan will be distributed to participants in accordance with the Plan's provisions and applicable law.

2. Basis of Presentation and Recent Accounting Pronouncements

Basis of Presentation

The accounting records of the Plan are maintained on an accrual basis.

Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, custodial, investment advice, recordkeeping and trustee services. These costs are paid from forfeited contributions and earnings thereon, if available. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by TWC.

2. Basis of Presentation and Recent Accounting Pronouncements (continued)

Basis of Presentation (continued)

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

Fully benefit-responsive synthetic investment contracts held by a defined contribution plan are required to be reported at fair value. Investments in the Statements of Net Assets Available for Benefits include fully benefit-responsive synthetic investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value (see Note 3).

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued authoritative guidance that provides a uniform framework for fair value measurements and related disclosures between GAAP and International Financial Reporting Standards. Additional disclosure requirements under this guidance include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity's use of a nonfinancial asset that is different from the asset's highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. This guidance became effective for the Plan on January 1, 2012 and did not have a material impact on the Plan's financial statements.

3. Investments

During the years ended December 31, 2012 and 2011, the net investment gain (loss) of the Plan was as follows (in thousands):

	Year Ended December 31,	
	2012	2011
Investment income, net of investment fees:		
Investment income:		
Dividend income	$ 6,357	$ 4,977
Interest income	5,795	6,897
Total investment income	12,152	11,874
Investment fees	(4,790)	(6,410)
Total investment income, net of investment fees	7,362	5,464
Net realized and unrealized appreciation (depreciation) in the fair value of investments:		
Commingled trust funds	126,720	(22,886)
Time Warner Cable Inc. common stock	24,334	(1,815)
Other common stocks	46,356	(6,910)
Preferred stocks	—	(7)
Mutual funds	2,962	7,661
U.S. government and agency securities	—	(534)
Bonds, notes and debentures	10	(955)
Cash, cash equivalents and other investments	—	178
Total net realized and unrealized appreciation (depreciation) in the fair value of investments	200,382	(25,268)
Total net investment gain (loss)	$ 207,744	$ (19,804)

3. Investments (continued)

Investments that each represented 5% or more of the Plan's net assets as of December 31, 2012 and 2011 are as follows (in thousands, except for unit amounts):

	December 31,	
	2012	2011
Commingled trust funds:		
Black Rock Equity Index – Fund H, 6,760,181 and 6,644,794 units, respectively	$ 341,998	$ 289,846
J.P. Morgan Smart Retirement 2025 Fund, 5,949,034 and 5,001,825 units, respectively	101,372	74,027
Black Rock US Debt Index – Fund T, 5,392,845 and 4,818,793 units, respectively	98,473	84,425
Franklin Templeton International Equity Fund, 127,943 and 127,787 units, respectively	96,365	81,266

Plan investments are made in a variety of investment securities that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Capital Preservation Fund includes fully benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits. A synthetic investment contract is an agreement under which debt obligations (such as fixed-income asset-backed and mortgage-backed securities) are purchased and then a contract is entered into with a financial institution to provide for liquidity and an adjustable rate of return thereon (a "Wrapper"), which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest (see Note 4).

3. Investments (continued)

The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:

- Complete or partial termination of the Plan;
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow;
- Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor; and
- Any early retirement program, group termination, group layoff, facility closing or similar program.

At this time, the occurrence of these events or any event that limits the ability of the Capital Preservation Fund to transact at contract value is not probable.

A Wrapper issuer may terminate a Wrapper contract at any time assuming the appropriate notification is provided. In the event that the market value of the Capital Preservation Fund's covered assets is below the contract value at the time of such termination, Fidelity may elect to keep the Wrapper contract in place through another provider until such time as the market value of the Capital Preservation Fund's covered assets is equal to the contract value. Plan participants will continue to receive the Capital Preservation Fund's Crediting Rate (as defined below).

3. Investments (continued)

The synthetic investment contracts in the Plan as of December 31, 2012 and 2011 are summarized below (in thousands):

	December 31, 2012			
	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract
American General Life	A+	$ 73,198	$ —	$ (2,726)
JP Morgan Chase & Co.	A+	89,825	259	(3,345)
Natixis Financial Products Inc.	A	54,840	—	(2,043)
State Street Bank and Trust Company	AA-	54,848	86	(2,043)
		$ 272,711	$ 345	$ (10,157)

	December 31, 2011			
	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract
AIG Financial Products Corp.	A-	$ 34,714	$ —	$ (1,455)
JP Morgan Chase & Co.	A+	88,004	359	(3,687)
Natixis Financial Products Inc.	A+	53,729	—	(2,251)
State Street Bank and Trust Company	AA-	53,732	83	(2,251)
		$ 230,179	$ 442	$ (9,644)

3. Investments (continued)

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily. The contract value spot yield is based on the annualized one-day earnings in the Capital Preservation Fund credited to participants on the last business day of the Plan year, divided by the fair value of the Capital Preservation Fund's assets on the same date. The market value spot yield is based on the annualized income earned by the underlying securities in the Capital Preservation Fund on the last business day of the Plan year, divided by the fair value of the Capital Preservation Fund's assets on the same date. The rates as of December 31, 2012 and 2011 and for the years then ended are as follows:

	December 31,	
	2012	**2011**
Crediting Rate	1.7 %	2.1 %
Contract value spot yield	1.7 %	2.0 %
Market value spot yield	1.5 %	1.8 %

	Year Ended December 31,	
	2012	**2011**
Average annualized yield	2.0 %	2.1 %

Certain investment managers of Investment Funds offered under the Plan are authorized to engage in securities lending activities and to use derivative financial instruments, either directly or within a commingled fund structure, within established guidelines. Financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity for the years ended December 31, 2012 and 2011 is reported in the Plan's Statements of Changes in Net Assets Available for Benefits.

As of December 31, 2012 and 2011, the Plan did not hold any investments in derivative financial instruments.

4. Fair Value Measurements

The fair value of an asset or liability is based on the assumptions that market participants would use in pricing the asset or liability. Valuation techniques consistent with the market approach, income approach and/or cost approach are used to measure fair value. The Plan's management follows a three-tiered fair value hierarchy when determining the inputs to valuation techniques. The fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels in order to maximize the use of observable inputs and minimize the use of unobservable inputs. The levels of the fair value hierarchy are as follows:

- Level 1: consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.

- Level 2: consists of financial instruments whose values are determined using models or other valuation methodologies that utilize inputs that are observable either directly or indirectly, including (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, (iii) pricing models whose inputs are observable for substantially the full term of the financial instrument and (iv) pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

- Level 3: consists of financial instruments whose values are determined using pricing models that utilize significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

4. Fair Value Measurements (continued)

The following table sets forth by level within the fair value hierarchy the Plan's investment assets as of December 31, 2012 (in thousands):

	Fair Value	Fair Value Measurements Level 1	Fair Value Measurements Level 2
Commingled trust funds	$ 1,052,880	$ —	$ 1,052,880
Time Warner Cable Inc. common stock	68,885	68,885	—
Other common stocks	269,969	269,969	—
Synthetic investment contracts	273,056	116,009	157,047
Mutual funds	43,714	—	43,714
Corporate debt securities	53	—	53
Other fixed-income securities	126	—	126
Cash, cash equivalents and other investments	50,483	30,053	20,430
Total investments	$ 1,759,166	$ 484,916	$ 1,274,250

The following table sets forth by level within the fair value hierarchy the Plan's investment assets as of December 31, 2011 (in thousands):

	Fair Value	Fair Value Measurements Level 1	Fair Value Measurements Level 2
Commingled trust funds	$ 830,662	$ —	$ 830,662
Time Warner Cable Inc. common stock	46,837	46,837	—
Other common stocks	227,639	227,639	—
Synthetic investment contracts	230,621	104,293	126,328
Mutual funds	38,078	—	38,078
Corporate debt securities	43	—	43
Other fixed-income securities	127	—	127
Cash, cash equivalents and other investments	70,152	51,253	18,899
Total investments	$ 1,444,159	$ 430,022	$ 1,014,137

4. Fair Value Measurements (continued)

The following is a description of the valuation methodologies used for investment assets measured at fair value.

- Commingled trust funds are valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, less any liabilities, and then divided by the number of units outstanding.

- Time Warner Cable Inc. common stock, other common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded.

- Synthetic investment contracts are valued based on the fair value of the underlying investments, which include U.S. Treasury debt securities, U.S. government asset-backed debt securities and corporate debt securities. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. As of December 31, 2012 and 2011, the fair value of the securities underlying the synthetic investment contracts in the Plan was $273 million and $231 million, respectively. As of December 31, 2012 and 2011, there were no reserves against contract values for credit risk of contract issuers or otherwise.

- Corporate debt securities and other-fixed income securities are valued by third parties engaged by Fidelity to provide such valuations based generally on available trade information, dealer quotes, market color (including indices and market research reports), spreads, bids and offers.

- Cash, cash equivalents and other investments consist of short-term investment strategies comprised of instruments issued or fully guaranteed by the U.S. government and/or its agencies and money market funds. These are valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, less any liabilities, and then divided by the number of units outstanding.

4. Fair Value Measurements (continued)

Purchases and sales are recorded on a trade date basis. Investments held are recorded at fair value at the end of each month. Securities denominated in foreign currencies are translated into U.S. dollars at the current exchange rates as of the date of the Statements of Net Assets Available for Benefits. Interest income is recognized on an accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses on sales of securities are recognized on the trade date and are determined on the basis of the average cost method. There were no transfers in or out of Level 1 and Level 2 fair value measurements in 2012 and 2011.

5. Net Asset Value ("NAV") Per Share

The Plan's investments in commingled trust funds are valued using NAV per share. The fair value and terms of these investments as of December 31, 2012 are summarized below (in thousands):

	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
J.P. Morgan Smart Retirement Target Date Funds	$ 516,044	None	Immediate	None	Daily
Black Rock Equity Index – Fund H	341,998	None	Immediate	None	Daily
Black Rock US Debt Index Fund – T	98,473	None	Immediate	None	Daily
Franklin Templeton International Equity Fund	96,365	None	Immediate	None	Daily

5. Net Asset Value ("NAV") Per Share (continued)

The following is a description of the significant investment strategies of the commingled trust funds valued at NAV per share:

- The J.P. Morgan Smart Retirement Target Date Funds are collective trust funds, not mutual funds, with the objective of balancing longevity risk (outliving one's retirement assets) and market risk (limiting the probability of a significant loss of retirement assets due to market volatility) through a diversified portfolio that methodically shifts the fund asset allocation based on the time horizon of the fund. Each fund holds a broadly diversified mix of equity and fixed income investments. As each fund approaches its targeted retirement date, it will shift a greater portion of its assets to cash, cash alternatives and bond funds to emphasize capital preservation and purchasing power.

- The Black Rock Equity Index – Fund H is a collective trust fund, not a mutual fund, with the objective of providing investment results that correspond to the total return performance of large company common stocks that are publicly traded in the United States. The fund is designed to track the performance of the S&P 500 Index (an unmanaged index of the performance of stock of 500 widely held US stocks and includes the reinvestment of dividends) by investing in stocks comprising the index in their appropriate capitalization weights.

- The Black Rock US Debt Index – Fund T is a collective trust fund, not a mutual fund, with the objective of providing investment results that correspond to the total return performance of the broad bond universe. The fund is a broadly diversified bond fund that seeks to track the returns of the Barclays Capital U.S. Aggregate Bond Index, which includes U.S. government, investment-grade corporate, mortgage-backed and asset-backed securities market segments, including U.S. dollar denominated bonds issued by foreign governments, agencies and corporations.

- The Franklin Templeton International Equity Fund is a collective trust fund, not a mutual fund, with the objective of achieving long-term capital growth through investment predominantly in stocks of companies outside the United States. The fund seeks to invest primarily in equity securities of established companies located outside the United States, including emerging market countries.

6. Transactions with Parties-in-Interest

Under the terms of the Plan, during the periods covered by these financial statements, TWC was required to contribute only cash for the Employing Company Contributions to the Plan, and purchases of TWC common stock were made on the open market.

7. Tax Status of Plan

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated December 13, 2002, stating the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan has been amended and restated. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

On January 28, 2011, the Plan filed with the IRS for an updated determination letter with respect to its continued qualified status under Section 401(a) of the Code. As of January 28, 2011, the Plan was operating as a multiple employer plan. As such, on January 25, 2012, the IRS requested that the Plan be resubmitted to the IRS for an updated determination letter under the IRS's multiple employer plan determination letter cycle, which cycle opened on February 1, 2012. Such request solely relates to the IRS's determination letter processing preference relating to the Plan's former status as a multiple employer plan. It does not have an impact on the Administrative Committee's continued belief that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, the belief that the Plan is qualified and the related trust is tax exempt. In accordance with the IRS request, the Plan was resubmitted to the IRS on May 15, 2012.

The Administrative Committee has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrative Committee believes it is no longer subject to income tax examinations for years prior to 2009.

8. Reconciliation to Form 5500

The net assets of the Plan that are attributed to fully benefit-responsive synthetic investment contracts will be recorded at fair value on the 2012 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan's net assets available for benefits and changes in net assets available for benefits between the financial statements and the Form 5500 (in thousands):

	December 31,	
	2012	2011
Net assets available for benefits per the financial statements	$ 1,832,914	$ 1,506,933
Adjustment from contract value to fair value for fully benefit-responsive synthetic investment contracts	10,157	9,644
Net assets per the Form 5500	$ 1,843,071	$ 1,516,577

	Year Ended December 31, 2012
Net change in net assets available for benefits	$ 325,981
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive synthetic investment contracts	(9,644)
Current year adjustment from contract value to fair value for fully benefit-responsive synthetic investment contracts	10,157
Net investment gain per the Form 5500	$ 326,494

Supplemental Schedules

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
December 31, 2012

Party-In-Interest	Identity and Address of Obligor	Detailed Description of Loan Including Dates of Making and Maturity, Interest Rate, the Type and Value of Collateral, any Renegotiation of the Loan	Original Amount of Loan	Unpaid Balance at End of Year	Amount Overdue	
					Principal	Interest
	Glitnir Bank	GLITNIR 3ML+273.25 6/16 144A	$ 179,000	$ 2,238	$ -	$ 39,500
	Glitnir Bank	GLITNIR BK MTN 6.33% 7/11 144A	121,000	32,973	121,000	26,297
	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	513,000	125,685	-	144,296
	Kaupthing Bank	KAUPTHING MTN 7.125% 5/19 144A	100,000	1,250	-	6,639
	Landsbankinn	LANDSBANKI IS MTN 6.1% 8/25/11	279,000	16,740	279,000	57,156

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2012 **
	Commingled Trust Funds	
6,760,181	BLACK ROCK EQUITY INDEX - FUND H	$ 341,997,572
5,392,845	BLACK ROCK US DEBT INDEX - FUND T	98,473,346
127,943	FRANKLIN TEMPLETON INTERNATIONAL EQUITY FUND	96,365,419
1,266,818	J.P. MORGAN SMART RETIREMENT INCOME FUND	21,447,234
2,656,453	J.P. MORGAN SMART RETIREMENT 2015 FUND	45,372,224
4,768,669	J.P. MORGAN SMART RETIREMENT 2020 FUND	81,544,236
5,949,034	J.P. MORGAN SMART RETIREMENT 2025 FUND	101,371,545
4,867,402	J.P. MORGAN SMART RETIREMENT 2030 FUND	82,648,489
4,228,054	J.P. MORGAN SMART RETIREMENT 2035 FUND	71,454,115
3,271,291	J.P. MORGAN SMART RETIREMENT 2040 FUND	55,284,811
2,250,937	J.P. MORGAN SMART RETIREMENT 2045 FUND	38,063,338
1,113,844	J.P. MORGAN SMART RETIREMENT 2050 FUND	18,857,384
	Total Commingled Trust Funds	**1,052,879,713**
708,767	**Time Warner Cable Common Stock***	**68,885,065**
	Other Common Stocks	
37,500	ACADIA HEALTHCARE CO INC	874,875
44,200	ACME PACKET INC	977,704
65,000	ACUITY BRANDS INC	4,402,450
275,529	ACXIOM CORP	4,810,736
72,600	ADVISORY BOARD CO	3,396,954
187,750	AIMIA INC	2,806,718
78,700	ALLSCRIPTS HLTHCARE SOLS INC	741,354
29,600	ANNIES INC	989,528
120,678	AOL INC	3,573,276
196,628	ARES CAPITAL CORP	3,440,990
122,000	ARIAD PHARMACEUTICALS INC	2,339,960
63,000	ARUBA NETWORKS INC	1,307,250
233,867	ASSOCIATED BANC CORP	3,068,335
44,300	ATHENAHEALTH INC	3,253,835
119,823	AVERY DENNISON CORP	4,184,219
176,300	BEACON ROOFING SUPPLY INC	5,867,264
12,700	BONAVISTA ENERGY CORP	190,278
39,730	BRISTOW GROUP INC	2,131,912
140,700	BRUKER CORP	2,148,489
414,676	CALPINE CORP	7,518,076
52,600	CAVIUM INC	1,641,646
12,184	CBOE HOLDINGS INC	358,941
134,900	CEPHEID INC	4,560,969
39,200	CHART INDUSTRIES INC	2,613,464
62,400	CLARCOR INC	2,981,472
99,600	COGNEX CORP	3,667,272
83,200	COMMVAULT SYSTEMS INC	5,799,872
75,357	COMPASS MINERALS INTL INC	5,629,921

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2012 **
60,200	CONCUR TECHNOLOGIES INC	4,064,704
21,700	COSTAR GROUP INC	1,939,329
47,400	COVANCE INC	2,738,298
18,700	DECKERS OUTDOOR CORP	753,049
41,800	DEMANDWARE INC	1,141,976
89,853	DENBURY RESOURCES INC	1,455,619
150,300	DEXCOM INC	2,045,583
51,100	DRIL-QUIP INC	3,732,855
73,366	DST SYSTEMS INC	4,445,980
100,500	DUNKIN BRANDS GROUP INC	3,334,590
104,802	EHEALTH INC	2,879,959
4,486	ELECTRONICS FOR IMAGING INC	85,189
49,700	ENDOLOGIX INC	707,728
159,778	EURONET WORLDWIDE INC	3,770,761
14,900	FARO TECHNOLOGIES INC	531,632
33,400	FEI COMPANY	1,852,364
85,500	FINISAR CORP	1,393,650
459,229	FIRST HORIZON NATIONAL CORP	4,555,504
116,180	FIRST NIAGARA FINL GROUP INC	921,307
57,500	FIRSTMERIT CORP	815,925
144,100	FORTINET INC	3,036,187
80,233	FORTUNE BRANDS HOME & SEC INC	2,344,408
85,000	FRANCESCA'S HOLDINGS CORP	2,206,600
46,100	FRESH MARKET INC	2,216,949
205,860	GAMESTOP CORP CL A	5,165,027
106,000	GENMARK DIAGNOSTICS INC	954,000
2,700	GEOSPACE TECHNOLOGIES CORP	239,949
97,700	GUIDEWIRE SOFTWARE INC	2,903,644
66,174	HARMAN INTL IND INC NEW	2,954,007
28,600	HEALTH NET INC	694,980
16,400	HEARTWARE INTERNATIONAL INC	1,376,780
21,200	HIBBETT SPORTS INC	1,117,240
75,880	HILLSHIRE BRANDS CO	2,135,263
153,800	HMS HOLDINGS CORP	3,986,496
63,300	HOMEAWAY INC	1,392,600
158,220	HORSEHEAD HOLDING CORP	1,615,426
46,300	HUNTINGTON INC W/I	2,006,642
79,800	IDEX CORPORATION	3,713,094
98,300	INCYTE CORP	1,632,763
71,000	INFORMATICA CORP	2,152,720
756,403	INTEGRATED DEVICE TECH INC	5,521,742
148,510	INTERACTIVE BROKERS GROUP INC	2,031,617
53,700	IPG PHOTONICS CORP	3,579,105
150,900	ISIS PHARMACEUTICALS CO	1,578,414
6,286	JONES LANG LASALLE INC	527,647
158,441	LAREDO PETROLEUM INC	2,877,289

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2012 **
29,200	LIQUIDITY SERVICES INC	1,193,112
234,800	LKQ CORP	4,954,280
53,450	LPL FINANCIAL HOLDINGS INC	1,505,152
60,356	MAGELLAN HLTH SERVICES INC	2,957,444
17,500	MERCADOLIBRE INC	1,376,883
162,232	MONEYGRAM INTERNATIONAL INC	2,156,063
42,950	MONRO MUFFLER BRAKE INC	1,501,962
57,774	MYRIAD GENETICS INC	1,574,342
28,100	NETSUITE INC	1,891,130
122,737	NEW GOLD INC(US)	1,353,789
52,600	OASIS PETROLEUM INC	1,672,680
81,300	PANDORA MEDIA INC	746,334
260,148	PEYTO EXPL & DEV CORP NEW	6,029,224
6,700	PROTO LABS INC	264,114
53,300	QLIK TECHNOLOGIES INC	1,157,676
211,930	QUESTAR CORP	4,187,737
125,200	REALPAGE INC	2,700,564
87,694	REDWOOD TRUST INC REIT	1,481,152
24,300	REGAL-BELOIT CORP	1,717,038
22,400	RESTORATION HARDWARE HLDGS INC	755,552
4,449	ROSETTA RESOURCES INC	201,807
40,400	ROSETTA RESOURCES INC	1,832,544
123,837	STANCORP FINL GROUP INC	4,541,103
8,274	STIFEL FINANCIAL CORP	264,520
9,500	TEAM INC	361,380
34,400	TELEDYNE TECHNOLOGIES INC	2,238,408
36,100	TESLA MOTORS INC	1,222,707
71,048	TORCHMARK CORP	3,671,050
43,200	TREEHOUSE FOODS INC	2,252,016
42,107	TUPPERWARE BRANDS CORP	2,699,059
22,900	TYLER TECHNOLOGIES INC	1,109,276
32,800	ULTA SALON COSMETICS & FRG INC	3,222,928
3,000	ULTIMATE SOFTWARE GROUP INC	283,230
150,800	VALUECLICK INC	2,927,028
104,140	VCA ANTECH INC	2,192,147
69,400	VOCERA COMMUNICATIONS INC	1,741,940
167,067	WASTE CONNECTIONS INC	5,645,194
25,600	WESTPORT INNOVATIONS INC	683,776
86,500	WOODWARD INC	3,298,243
	Total Other Common Stocks	**269,968,935**
	Synthetic Investment Contracts	
1,071,379	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO CLASS I	1,083,231
950,000	AT&T INC 2.5% 8/15/15	999,345
250,000	AT&T INC 2.95% 5/15/16	265,555
262,000	AT&T INC 2.4% 8/15/16	275,715

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2012 **
290,000	AT&T INC 1.4% 12/01/17	290,170
460,000	ABBEY NATL 3.875 11/10/14 144A	479,825
500,000	ABBVIE INC 1.75% 11/06/17 144A	506,540
36,000	AETNA INC 1.5% 11/15/17	36,141
296,186	ALLYA 2011-3 A3 0.97% 8/15	297,269
182,333	ALLYA 2011-1 A3 1.45 1/15	183,032
180,890	ALLYA 2011-2 A3 1.18% 4/15	181,591
225,752	ALLYA 2012-1 A2 0.71% 9/14	226,151
270,000	ALLYA 2012-2 A3 0.74% 4/16	271,235
400,000	ALLYL 2012-SN1 A3 .57% 8/20/15	400,233
362,000	AMERICAN EX CC 2.75% 9/15/15	382,416
408,000	AMERICAN EX MTN 2.8% 9/19/16	434,797
290,000	AMERICAN EXP .875% 11/13/15	290,094
1,410,000	AMXCA 2012-2 A .68% 3/18	1,415,109
1,410,000	AMXCA 2012-5 A 0.59% 5/18	1,410,474
248,000	AMER HONDA 2.5% 9/21/15 144A	260,319
280,000	AMERICAN HONDA 1.5% 9/17 144A	281,105
219,000	AMERICAN INTL GRP 3.8% 3/22/17	239,245
300,000	ANHEUSER BUSCH 1.375% 7/15/17	304,943
78,000	APACHE CORP 1.75% 4/15/17	80,357
260,000	ANZ BK GRP 2.125% 1/10/14 144A	266,283
280,000	AUSTRALIA & NZ 1.875% 10/06/17	286,963
260,000	BB&T CORP MTN B/E 3.2% 3/15/16	279,114
270,000	BG ENERGY 2.875% 10/16 144A	286,527
260,000	BP CAPITAL MARKET 3.2% 3/11/16	279,823
270,000	BP CAPITAL MARKETS 2.248 11/16	281,833
310,000	BP CAPITAL MKTS 1.375% 11/6/17	310,809
191,292	BMWLT 2011-1 A3 1.06% 2/14	191,676
240,000	BMWOT 2011-A A3 .76% 8/15	240,836
300,000	BMWLT 2012-1 A3 .75% 2/20/15	301,114
26,975	BACM 2005-3 A2 CSTR 7/43	27,130
885,000	BANK AMER 4.5% 4/1/15	953,240
725,000	BANK AMER FDG 3.7% 9/1/15	775,309
300,000	BANK AMERICA CRP 1.5% 10/09/15	302,522
390,000	BAAT 2012-1 A3 0.78% 6/16	391,948
270,000	BANK MONTREAL MTN 2.5% 1/11/17	286,125
317,000	BONY MELLON MTN 1.7% 11/24/14	324,745
270,000	BANK OF NY MTN 2.4% 1/17/17	285,719
1,300,000	BANK OF NOVA SC 2.05% 10/07/15	1,349,633
390,000	BK NOVA SCOTIA 1.375 12/18/17	390,584
250,000	BOIT 2003-A8 A8 1ML+25 5/16	250,428
570,000	BARCLAYS BANK 2.375% 1/13/14	585,939
400,000	BSCMS 05-T18 A4 4.933% 2/42	433,648
280,000	BSCMS 05-PWR8 A4 4.674 6/41	304,562
270,000	BERK HATH INC 2.2% 8/15/16	283,880
270,000	BERK HATH INC 1.9% 1/31/17	281,169

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2012 **
1,680,000	BRITISH COLMB PRO 1.2% 4/25/17	1,713,289
810,000	BRIT COLMB PROV 2.1% 5/18/16	852,957
220,000	COMM 2012-CR5 A1 0.673% 12/45	220,123
107,847	COMM 2012-CR1 A1 1.116% 5/45	108,935
230,000	COMM 2012-CR1 A2 2.35% 5/45	242,438
242,000	CANADIAN IMP BK .9% 10/01/15	243,568
563,000	CAPITAL ONE FIN 2.125% 7/15/14	578,640
550,000	CAPITAL ONE FIN 2.15% 3/23/15	564,590
290,000	CAPITAL ONE FIN CO 1% 11/06/15	289,439
220,000	CARMX 2012-3 A3 0.52% 7/17	219,980
1,500,000	CHAIT 2012-A3 A3 0 6/17	1,510,184
1,390,000	CHAIT 2012-A5 A5 .59% 8/17	1,391,834
2,000,000	CHAIT 2012-A8 A8 0.54% 10/17	1,997,920
549,000	CHEVRON CORP NE 1.104% 12/5/17	553,063
44,000	CITIGROUP 5.125 5/5/14	46,703
720,000	C 6.5 08/13 SNR	762,070
400,000	CITIGROUP 6.375% 8/12/14	442,106
490,000	CITIGROUP 4.75% 5/19/15	530,917
250,000	CITIGROUP 3.953% 6/15/16	269,460
270,000	CITIGROUP INC 2.65% 3/02/15	280,384
570,000	CITIGROUP INC 2.25% 8/07/15	588,839
640,000	CCCIT 2003-A10 A10 4.75 12/15	667,991
900,000	CCCIT 2008-A5 A5 4.85% 4/15	921,137
310,000	CCCIT 2009-A4 A4 4.9 6/16	330,711
800,000	CCCIT 2012-A1 A1 0.55% 10/17	800,400
240,000	CGCMT 2006-C5 A4 5.431 10/49	276,445
29,000	COMERICA INC 3% 9/16/15	30,873
370,000	COMM 2006-C8 A4 0 12/46	426,716
300,000	CMMONWLTH BK 3.5% 3/19/15 144A	320,119
280,000	COMMONWEALTH NY 1.95% 3/16/15	288,912
1,070,000	COMMONWETH MTN2.9 9/17/14 144A	1,123,142
396,000	COMWLTH EDISON 1.625% 1/15/14	403,224
165,000	COMWLTH EDISON 1.95% 9/01/16	171,247
362,000	RABOBNK NEDRLD MTN 2.125 10/15	375,258
814,000	RABOBANK NL UTREC MTN1.85 1/14	831,974
205,289	CSFB 2003-C4 A4 5.137 8/36	208,601
250,000	CREDIT SUIS(NY)MTN 3.5 3/23/15	266,002
1,002,000	CREDIT SUISSE NY 2.2% 1/14/14	1,027,516
56,819	DBUBS 2011-LC3A A1 2.238 8/44	58,387
270,000	DAIMLER FIN 1.875% 9/15/14144A	275,916
270,000	DAIMLER FIN LLC 2.3% 1/15 144A	279,444
280,000	DAIMLER FINA NA 1.65% 4/15 144	284,455
300,000	DAIMLER FIN NOR 1.3% 7/15 144A	303,343
460,000	DEUTSCHE BK AG 2.375% 1/11/13	465,384
250,000	DEUTSCHE BK AG 3.25% 1/11/16	268,326
262,000	DISNEY (WALT) MTN 1.1% 12/1/17	262,698

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2012 **
620,000	DCENT 2012-A1 A1 0.81% 8/17	624,923
1,130,000	DCENT 2012-A3 A 0.86% 11/15/17	1,137,833
815,000	DOMINION RESOUR 2.25% 9/1/15	850,543
181,000	DOMINION RES INC 1.95 8/15/16	187,292
92,000	DUKE ENERGY CAR 1.75% 12/15/16	94,362
184,000	ENEL FIN INTL 5.7% 1/15/13144A	188,952
170,000	EXPORT DEV CANADA 1.5% 5/15/14	173,167
828	FHLM ARM 4.889% 3/33 #847126	883
196,863	FHLG 15YR 4.50% 8/18 #E98688	210,259
101,703	FHLM ARM 3.53% 4/40 #1B4657	107,340
68,825	FHLM ARM 3.58% 4/40 #1B4702	72,306
13,595	FHLM ARM 4.68% 1/36 #847584	14,554
22,584	FHLM ARM 3.88% 1/35 #848084	24,147
12,705	FHLM ARM 5.084% 8/35 #1J0005	13,694
180,135	FHLG 15YR 5.00% 3/19 #G13052	193,992
358,889	FHLG 15YR 4.00% 7/24 #G13596	382,670
265,111	FHLG 15YR 5.00% 4/20 #G13598	285,999
212,202	FHLG 15YR 3.50% 1/26 #G14312	227,136
285,696	FHLG 15YR 4.00% 9/25 #G14376	304,628
534,765	FHLG 15YR 3.50% 4/27 #G14449	573,904
2,320,555	FHLG 15YR 3.50% 10/26 #G14450	2,475,168
424,064	FHLG 15YR 4.00% 6/24 #G18312	452,163
131,716	FHLG 25YR 5.50% 7/35 #G05815	144,719
42,456	FHLM ARM 4.941% 11/35 #1J1228	45,034
232,795	FHLG 10YR 3.00% 8/21 #J16393	244,935
226,719	FHLG 10YR 3.00% 8/21 #J16442	238,542
6,892	FHLM ARM 5.78% 10/35 #1N0063	7,431
40,646	FHLM ARM 5.37% 12/35 #1N0106	43,227
162,749	FHLM ARM 2.98% 8/41 #1B8533	170,793
89,674	FHLM ARM 3.07% 9/41 #1B8608	94,247
195,545	FHLG 5.50% 3/34 #G01665	214,728
57,138	FHLG 15YR 5.50% 4/18 #G11389	61,041
280,300	FHLG 15YR 4.00% 9/25 #E02787	304,392
144,809	FHLG 15YR 4.00% 4/26 #E02867	156,712
23,425	FHLM ARM 4.199% 8/36 #848185	25,230
1,375,484	FHLG 5.50% 5/34 #Z40042	1,514,286
16,093	FHR 2290 C 6 2/31	17,821
18,600	FHR 2313 C 6 5/31	20,168
10,078	FHR 2417 EH 6% 2/17	10,816
15,350	FHR 2394 KD 6% 12/16	16,434
520,000	FNMA 0.5% 5/27/15	521,896
1,488,000	FNMA 0.5% 7/02/15	1,496,153
9,541,000	FNMA .5% 9/28/15	9,577,825
792,000	FNMA .875% 10/26/17	795,415
744,000	FNMA 0.875% 12/20/17	744,612
204,177	FNR 2011-88 AB 2.5% 9/26	210,854

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2012 **
484,060	FNR 2012-15 FP 1ML+38 6/40	486,101
209,784	FNR 2012-94 E 3% 6/22	220,856
291,275	FHR 3943 EF 1ML+25 2/26	291,871
1,233,285	FHR 4046 LA 3% 11/2026	1,312,550
268,683	FHR 3763 QA 4% 4/34	289,647
761,174	FHR 3778 G 3% 6/24	797,954
240,620	FHR 3820 DA 4% 11/35	264,892
2,374,000	FHLMC 1.75% 9/10/15	2,472,415
3,003,000	FHLMC 1% 9/29/17	3,038,327
1,500,000	FHLMC .75% 1/12/18	1,488,907
4,460	FNMA 20YR 5.50% 10/22 #254522	4,868
1,052,702	FNMA 5.50% 11/34 #310105	1,158,685
73,284	FNMA ARM 3.01% 8/41 #AI4358	76,599
80,579	FNMA ARM 3.37% 9/41 #AI8935	85,239
310,056	FNMA ARM 2.74% 8/41 #AH5259	325,499
233,975	FNMA 15YR 3.50% 1/26 #AL1168	252,590
511,805	FNMA 15YR 3.50% 5/27 #AL1741	551,563
380,695	FNMA 15YR 3.50% 5/27 #AL1742	408,365
817,760	FNMA 15YR 3.50% 3/27 #AL1746	885,118
186,212	FNMA 15YR 3.50% 5/27 #AL1751	200,677
443	FNMA 15YR 7.00% 5/15 #495848	468
1,077	FNMA 15YR 7.00% 1/16 #535662	1,142
50,388	FNMA 6.50% 7/32 #545759	57,288
32,169	FNMA 6.50% 7/32 #545762	36,574
20,482	FNMA ARM 4.428% 7/36 #555923	21,671
15,506	FNR 2002-56 MC 5.5% 9/17	16,473
139,386	FNR 2003-74 PG 4.5% 8/18	149,082
177,285	FNR 2005-90 FC 1ML+25 10/35	177,447
28,595	FHR 2763 PD 4.5 12/17	28,764
174,284	FNR 2005-106 UF 1ML+30 11/35	174,766
42,678	FHR 2780 QD 4.5 3/18	42,964
118,207	FHR 2866 XE 4 12/18	122,285
203,789	FHR 3117 JF 1ML+30 2/36	204,282
124,292	FNR 2008-29 BG 4.7% 12/35	132,190
274,180	FNR 2008-95 AD 4.5% 12/23	290,770
144,514	FHR 3415 PC 5% 12/37	157,644
149,961	FNR 2011-23 AB 2.75% 6/25/20	155,426
4,739,000	FNMA 1.625% 10/26/15	4,913,452
26,327	FHR 3560 LA 2% 8/14	26,387
91,384	FHR 3573 LC 1.85% 8/14	92,023
120,981	FNR 2010-123 DL 3.5% 11/25	127,075
197,952	FHR 3741 HD 3% 11/15/39	208,050
247,088	FNR 2010-135 DE 2.25% 4/24	251,793
185,787	FNR 2010-143 B 3.5% 12/25	196,894
5,863	FNMA ARM 4.801% 2/33 #695019	6,153
2,697	FNMA ARM 3.984% 5/33 #703915	2,830

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2012 **
60,621	FNMA ARM 4.564% 4/33 #713937	63,743
70,715	FNMA 15YR 4.00% 9/18 #734729	75,890
47,914	FNMA ARM 4.68% 11/34 #735011	50,766
32,218	FNMA 6.50% 12/32 #735415	36,627
679	FNMA 15YR 7.00% 11/18 #735420	713
32,797	FNMA 6.50% 7/35 #745092	37,281
87,388	FNMA 15YR 4.50% 6/19 #745278	94,283
9,463	FNMA ARM 3.753% 10/33 #746320	10,103
4,017	FNMA ARM 4.358% 10/33 #754672	4,242
9,342	FNMA ARM 3.752% 10/33 #755148	9,829
2,263	FNMA 15YR 7.00% 8/14 #783427	2,343
4,681	FNMA ARM 5.05% 7/34 #801635	4,971
18,064	FNMA ARM 4.513% 12/34 #802695	19,186
54,661	FNMA ARM 4.53% 12/34 #802852	58,413
2,101	FNMA ARM 4.293% 3/35 #815586	2,237
850	FNMA ARM 4.653% 3/35 #816322	882
10,918	FNMA ARM 5.12% 6/35 #823810	11,670
88,338	FNMA ARM 4.58% 7/35 #826362	94,016
2,647	FNMA ARM 5.344% 7/35 #834917	2,789
462,200	FNMA ARM 4.198% 11/34 #841068	494,548
4,867	FNMA ARM 5.349% 12/34 #843013	5,120
3,665	FNMA ARM 5.280% 3/35 #843014	3,869
5,116	FNMA ARM 4.893% 10/35 #847787	5,352
4,656	FNMA ARM 6.25% 6/36 #886983	4,990
41,483	FNMA 6.50% 8/36 #888034	47,155
78,909	FNMA 6.50% 8/36 #888544	89,760
41,458	FNMA 15YR 4.50% 7/20 #888653	44,729
54,533	FNMA ARM 4.21% 5/35 #889946	57,974
68,546	FNMA ARM 4.30% 2/35 #995017	72,985
5,486	FNMA ARM 4.898% 5/35 #995272	5,889
30,612	FNMA ARM 4.58% 7/35 #995273	32,860
65,200	FNMA ARM 4.53% 10/35 #995414	69,434
332,035	FNMA ARM 4.55% 10/35 #995415	353,104
63,257	FNMA ARM 4.512% 12/36 #995606	68,127
24,131	FNMA ARM 2.61% 4/35 #995609	25,843
141,160	FNMA ARM 3.20% 1/40 #AC0599	148,156
227,041	FNMA ARM 3.28% 2/40 #AC9833	239,158
100,363	FNMA ARM 4.285% 7/33#AD0066	106,802
10,757	FNMA ARM 2.42% 11/36 #AD0710	11,400
139,652	FNMA 6.50% 12/35 #AD0723	158,725
119,744	FNMA ARM 3.47% 3/40 #AD0820	125,456
137,583	FNMA ARM 3.60% 3/40 #AD1555	145,350
2,701,896	FNMA 15YR 3.50% 12/25 #AE0368	2,872,946
78,612	FNMA 6.50% 8/36 #AE0746	89,410
146,000	FIFTH THIRD BAN 3.625% 1/25/16	158,247
101,683	FORDO 2009-C A4 4.43% 11/14	103,401

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2012 **
110,555	FORDO 2011-A A3 .97 1/15	110,854
460,000	FORDL 2011-A A3 1% 7/14	461,144
198,101	FORDO 2011-B A3 .84% 6/15	198,682
430,000	FORD 2 11-B ABS 1.05% 10/15/14	432,330
112,966	FORDO 2012-A A2 0.62% 9/15/14	113,053
180,000	FORDL 2012-A A3 0.85% 1/15	180,864
410,000	FORDO 2012-B A3 0.72% 12/15/16	411,558
140,000	FORDL 2012-B A2 0.54% 11/14	140,113
330,000	FORDL 2012-B A3 0.57% 9/15	330,395
350,000	FORDO 2012-D A3 0.51% 4/17	349,935
83,000	FRANCE TELECOM 2.125% 9/16/15	85,876
510,000	GEMNT 2012-1 A 1.03% 1/18	515,465
1,730,000	GEMNT 2012-5 A 0.97% 6/15/18	1,746,497
260,000	GMACC 2004-C2 A4 5.301% 8/38	276,871
119,971	GMACC 2003-C2 A2 CSTR 5/40	122,290
182,778	GSMS 2011-GC5 A1 CSTR 8/44	185,321
84,100	GSMS 2012-GC6 A1 1.282% 1/45	84,997
280,000	GSMS 04-GG2 A6 CSTR 8/38	297,122
5,154	GSMS 2005-GG4 A3 4.607 7/39	5,200
53,242	GSMS 2006-GG6 A2 5.506% 4/38	55,173
167,341	GSMS 2006-GG8 A2 5.479 11/39	170,876
370,000	GECMC 2006-C1 A4 CSTR 3/44	416,733
413,000	GE CAP MTN 3.5% 6/29/15	438,912
1,010,000	GE CAP CORP 2.25% 11/9/15	1,046,239
157,000	GENERAL ELEC 2.95% 5/09/16	166,006
270,000	GENERAL ELEC MTN3.35% 10/17/16	291,591
810,000	GE CAP CORP 2.9% 1/09/17	867,410
643,000	GE-ELE CAP CORP 1.625% 7/2/15	658,817
300,000	GE CAP CORP 1.6% 11/20/17	300,629
550,000	GOLDMAN SACHS MTN 3.7% 8/1/15	588,901
290,000	GOLDMAN SACH MTN 1.6% 11/23/15	292,503
380,000	GOLDMAN SAC GRP 3.625% 2/07/16	407,655
147,011	GNR 2010-99 PT 3.5% 8/33	152,017
124,985	GNR 2010-112 PM 3.25% 9/33	128,737
173,671	CFGNR 2011-150 D 3% 4/37	178,682
940,000	GNR 2012-149 MF 1ML+25 12/42	941,316
390,000	G2SF 12-149 LF 1ML+25 12/42	390,485
270,000	HSBC USA INC 2.375% 2/13/15	280,170
260,000	HSBC USA INC 1.625% 1/16/18	260,265
440,000	CANADA GOVT .875% 2/14/17	444,886
256,000	HEWLETT PACKARD CO 1.25% 9/13	256,957
270,000	HEWLETT-PACKARD 2.625% 12/9/14	273,610
140,526	HAROT 2011-3 A2 1 4/14	140,687
83,946	HAROT 2010-1 A4 1.98% 5/23/16	84,322
148,203	HAROT 2010-3 A3 .7% 4/14	148,361
340,000	HAROT 2012-2 A3 0.7% 2/16	341,947

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2012 **
140,000	HAROT 2011-1 A4 1.8% 4/17	142,496
170,000	HAROT 2012-1 A3 0.77 1/16	170,855
270,294	HAROT 2011-2 A3 0.94% 3/15	271,384
510,000	HSBC BANK 3.1% 5/24/16 144A	540,693
132,337	HART 2011-A A3 1.44 4/15	132,919
400,000	HART 2012-B A3 .62% 9/16	401,216
35,897	HART 09-A A4 3.15% 3/16	36,524
290,000	INTEL CORP 1.35% 12/15/17	290,023
560,000	JPMC CO MTN 1.875% 3/20/15	572,977
290,000	JPMORGAN CHASE 1.1% 10/15/15	290,614
510,000	JPMC CO MTN 3.7% 1/20/15	545,377
275,000	JPMORGAN CHASE CO 3.4% 6/24/15	290,322
349,000	JPMORGAN CHASE 3.15% 7/05/16	375,024
98,350	JPMCC 03-CB7 A4 CSTR 1/38	101,355
25,358	JPMCC 2003-C1 A2 4.985 1/37	25,464
129,966	JPMCC 2005-LDP2 A3 4.697 7/42	130,931
121,047	JPMCC 2005-LDP5 A2 5.198 12/44	122,631
64,405	JPMCC 2007-LDPX A2S 5.305 1/49	64,993
133,085	JPMCC 2007-LD11 A2 CSTR 6/49	137,932
270,000	JPMCC 2012-C6 A2 2.2058% 5/45	282,371
251,712	JPMCC 2011-C5 A1 1.600% 8/46	256,383
450,000	JPMCC 2012-LC9 A1 .6698% 12/47	449,936
300,000	JPMORGAN CHASE & CO 2% 8/15/17	308,524
100,000	LBUBS 2006-C6 A4 5.372% 9/39	115,254
57,295	LBUBS 2003-C3 A4 4.166 5/32	57,686
250,038	LBUBS 2004-C8 4.799% 12/29	264,365
71,731	LBUBS 2007-C6 A2 5.845 7/40	73,704
14,358	MVCOT 2006-2A A 5.417% 10/28	14,412
630,000	MASSMUTUAL GLB 3.125 4/16 144A	672,118
560,000	MASSMUTUAL GLBL 2% 4/5/17 144A	577,199
57,000	MCKESSON CORP 0.95% 12/04/15	57,116
270,000	MBALT 2012-A A3 1.14% 11/14	271,199
309,083	MBART 2011-1 A3 0.85% 3/15	309,922
348,000	MERRILL LYNCH 5.45% 7/15/14	377,498
249,999	MLMT 2005-MKB2 XP CSTR 9/42	193
124,000	METLIFE INC STEP 12/15/17	126,001
500,000	MET LIFE GLBL 2.5 9/29/15 144A	524,731
725,000	MET LIFE GLBL FD 2% 1/9/15 144	751,490
87,000	MICROSOFT CORP .875% 11/15/17	86,623
1,050,000	MLCFC 2006-3 A4 CSTR 7/46	1,211,830
430,000	MIZUHO CORP BK 1.55 10/17 144A	431,643
62,000	MONUMENTAL GLBL 5.5% 4/13 144A	63,541
240,000	MORGAN STANLEY 4% 7/24/15	255,277
38,250	MSC 03-IQ4 A2 4.07 5/40	38,513
96,529	MSC 03-T11 A4 5.15 6/41	98,223
510,000	MORGAN STANLEY 2.875% 1/25/14	524,965

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2012 **
89,000	MORGAN STANLEY 2.875% 7/28/14	92,046
240,000	MORGAN STANLEY 6% 5/13/14	256,073
100,000	MORGAN STANL MTN 4.2% 11/20/14	104,817
110,000	MORGAN STANLEY 4.1% 1/26/15	116,579
230,000	MORGAN STANLEY 3.45% 11/2/15	240,920
272,447	MSBAM 2012-C5 A1 .916% 8/45	274,106
470,000	MSBAM 2012-C5 A2 1.972% 8/45	488,080
350,000	NCUA GTD NTS MA 1.4% 6/12/15	358,003
280,000	NATIONAL AUSTR NY BR 2% 3/9/15	288,422
280,000	NATIONAL AUSTR 1.6% 8/07/15	285,976
730,000	NEW YORK LIFE 1.3% 10/17 144A	734,223
289,000	NYLIFE GLB4.65% 5/9/13 144A	294,986
93,704	NALT 2010-B A3 1% 12/15/13	93,816
120,000	NALT 2010-B A4 1.27% 10/16	120,414
390,000	NALT 2 11-A ABS 1.04% 8/15/14	391,410
200,000	NALT 2011-B A3 0.92% 2/15	200,887
200,000	NAROT 2011-B A3 0.87% 2/16	201,485
215,000	NAROT 2011-A A3 1.18% 2/15	216,104
370,000	NORDEA BK AG 1.75 10/4/13 144A	375,040
59,410	NEF 2005-1 A5 4.74% 10/45	57,862
270,000	OCCIDENTAL PETE 1.75% 2/15/17	278,565
130,000	PG&E CORP 5.75% 4/01/14	139,650
264,000	PNCFUND MTN 3.625% 2/8/15	283,257
320,000	PNC FUND CORP MTN 3% 5/19/14	331,860
320,000	PACIFIC GAS & ELEC 6.25% 12/13	337,856
245,000	PEPSICO INC 7.9% 11/01/18	333,711
380,000	PHILIP MORS INT 2.5% 5/16/16	400,765
140,000	PHILIP MORRIS 1.125% 8/21/17	140,071
220,000	PRICOA GLB 1 MTN5.45 6/14 144A	235,633
280,000	RIO TINTO FIN 1.625% 8/21/17	285,038
110,000	ROYAL BK CANADA 1.125 1/15/14	111,312
580,000	ROYAL BK CDA GBL .8% 10/30/15	580,071
369,000	ROYAL BK CANADA 2.3% 7/20/16	388,236
465,000	ROYAL BK CANADA 1.45% 10/30/14	474,148
343,000	ROYAL BK SCOTLND 2.55% 9/18/15	353,505
450,000	ROYAL BK SCOT 4.875 8/14 144A	482,230
566,000	SLMA 2012-7 A2 1ML+28 9/19	565,638
260,000	SEMPRA ENERGY 2% 3/15/14	265,465
430,000	SHELL INTL FIN 1.125% 8/21/17	433,609
500,000	SHELL INTL FIN .625% 12/04/15	501,968
290,000	SHERWIN WILLIAM 1.35% 12/15/17	289,513
62,000	SIMON PROPERTY 2.8% 1/30/17	66,131
300,000	SIMON PROPERTY 2.15% 9/15/17	312,969
467,000	SOUTHERN CO 2.375% 9/15/15	489,565
510,000	SUMITOMO BK 1.95% 1/14/14 144A	519,726
420,000	SUMITOMO MITSUI BKG 1.8% 7/17	431,274

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2012 **
519,000	TORONTO DOM BK 2.5% 7/14/16	551,884
800,000	TORONTO DOMINI 2.375% 10/19/16	844,223
260,000	TOTAL CAP CDA 1.625% 1/28/14	265,356
283,000	TOTAL CAPITAL SA 1.5% 2/17/17	286,682
280,000	TOTAL CAP INTL 1.55% 6/28/17	284,254
430,000	TOYOTA MOTOR CRD 1.25% 10/5/17	434,183
292,000	TRANSCAPIT 5.67% 3/5/14 144A	310,475
250,000	UBS AG STAMFORD 2.25% 1/28/14	256,001
251,190	UBSBB 2012-C2 A1 1.006% 5/63	253,539
152,595	UBSCM 2012-C1 A1 1.032% 5/45	154,010
230,000	UBSCM 2012-C1 A2 2.180% 5/45	240,623
190,000	UBSBB 2012-C4 A1 .6728 12/45	189,921
307,000	USAA CAPITAL 1.05% 9/14 144A	309,187
580,000	UNION BK NA 3% 6/6/16	615,051
6,940,000	USTN 3.125% 10/31/16	7,659,046
2,823,000	USTN 1.375% 11/30/15	2,907,502
14,188,000	USTN 1% 9/30/16	14,480,575
9,844,000	USTN .875% 11/30/16	9,980,029
45,479,000	USTN .875% 4/30/17	46,054,160
30,000,000	USTN .25% 9/15/15	29,940,279
5,000,000	USTN .25% 10/15/15	4,987,652
209,000	UNITEDHEALTH GRP 1.875% 11/16	215,663
84,000	UNITEDHEALTH GRP .85% 10/15/15	84,405
60,000	UNITEDHEALTH GRP 1.4% 10/15/17	60,233
562,000	VERIZON COM 2% 11/1/16	583,335
290,000	VERIZON COMM 1.1% 11/01/17	289,067
510,000	VERIZON WIRELESS 5.55% 2/1/14	547,163
128,000	VODAFONE GRP PLC 4.15% 6/10/14	134,607
645,379	VALET 2011-1 A3 1.22% 6/15	648,808
45,871	VWALT 2010-A A3 0.99% 11/13	45,907
70,761	VWALT 2011-A A2 1% 2/14	70,860
188,597	VALET 2012-1 A2 .61 10/14	188,811
465,000	VW INTL FIN NV 1.625 3/15 144A	473,421
270,000	VOLKSWAGEN 2.375% 3/22/17 144A	279,769
290,000	VOLKSWAGEN 1.6% 11/20/17 144A	289,931
71,591	WFRBS 2011-C5 A1 1.456 11/44	72,756
153,366	WFRBS 2012-C8 A1 .864% 8/45	154,169
270,000	WFRBS 2012-C8 A2 1.881% 8/45	278,782
480,000	WBCMT 2006-C23 A5 CSTR 1/45	544,961
130,000	WBCMT 2006-C25 A5 CSTR 5/43	150,384
31,227	WBCMT 05-C16 APB 4.692% 10/41	31,991
287,540	WBCMT 2003-C9 A4 5.012 12/35	296,490
4,032,212	WBCMT 2007-C30 XP CSTR 12/43	25,389
192,717	WBCMT 2007-C31A A2 5.421% 4/47	199,081
301,000	WAL MART STORES 2.25% 7/08/15	316,597
250,000	WAL MART STORES 2.8% 4/15/16	268,034

TWC Savings Plan
EIN: #84-1496755 Plan: #019

Schedule H, Part IV, Line 4(i) - Schedule of Assets
(Held at End of Year)

Shares or Units	Description of Investment	Current Value as of December 31, 2012 **
83,000	WELLPOINT INC 1.25% 9/10/15	83,970
150,000	WELLPOINT INC 1.875% 1/15/18	152,672
483,000	WELLS FARGO & CO 1.25% 2/13/15	489,814
930,000	WELLS FARGO&COM 3.676% 6/15/16	1,015,232
436,000	WESTPAC BK CORP 1.85% 12/09/13	442,856
513,000	WESTPAC BANKING CRP 2% 8/14/17	532,141
706,000	WESTPAC BANKING 1.125% 9/25/15	714,600
370,000	WOART 2012-A A3 0.64% 2/17	370,934
210,000	WOART 2011-A A3 1.49% 10/14	211,258
190,000	WOLS 2012-A A3 0.93% 11/15	191,374
180,000	YALE UNIV MTN 2.9% 10/15/14	188,925
-	Synthetic "Wrapper"	344,808
	Total Synthetic Investment Contracts	**273,056,473**
	Mutual Funds	
	Fidelity Brokerage Link*	43,714,104
	Total Mutual Funds	**43,714,104**
	Bonds, Notes and Debentures	
	Domestic Obligations	
179,000	GLITNIR 3ML+273.25 6/16 144A	2,238
121,000	GLITNIR BK MTN 6.33% 7/11 144A	32,972
100,000	KAUPTHING MTN 7.125% 5/19 144A	1,250
279,000	LANDSBANK IS MTN6.1% 8/11 144A	16,740
	Total Domestic Obligations	**53,200**
	Foreign Governmental Obligations	
513,000	KAUPTHING BK 7.625% 2/28/15	125,685
	Total Foreign Government Obligations	**125,685**
	Total Bonds, Notes and Debentures	**178,885**
	Cash, Cash Equivalents, Temporary and Other Investments	
29,987,361	Fidelity Short Term Investment Fund MM*	29,990,788
20,428,845	State Street Bank Government Short Term Investment Fund*	20,430,440
	Cash	61,867
	Total Cash, Cash Equivalents, Temporary and Other Investments	**50,483,095**
	Loans to participants (interest rates from 4.00% to 10.50%, maturing through 2028)*	**83,925,131**
	Total Investments	**$ 1,843,091,401**

* Indicates party-in interest to the Master Trust
** Participant-directed investment, cost not required

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TWC SAVINGS PLAN

By: [signature]
Name: Mark Imhoff
Chair of the Administrative Committee

Date: June 26, 2013

EXHIBIT INDEX

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	43

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-160990) pertaining to the TWC Savings Plan (the "Plan") of Time Warner Cable Inc. of our report dated June 21, 2013, with respect to the financial statements and schedules of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

Ernst & Young LLP

New York, New York
June 21, 2013